Exhibit 99.59

NexTech AR Solutions Corp.

349 Carlaw Ave Suite 304

Toronto, ON M4M 2T1

NEWS RELEASE

NexTech Signs AR University Deal with Leading Brand

Mr. Steak

Cooking instructions, steak preparation all available and delivered as volumetric holographic 3D content, providing immersive cooking education and training

July 10th, 2019 – New York, NY - Toronto, ON – NexTech AR Solutions (the “Company” or “NexTech”) (OTCQB:NEXCF) (CSE:NTAR) (FSE:N29) is pleased to announce that it has entered into an agreement with the Mr. Steak brand, most famous as the manufacturer of the Mr. Steak Grill, sold online and at Bass Pro Shops and Cabelas. Nextech is creating an AR University for education and training for aspiring chefs around the brand. As one of the early adopters and SaaS subscribers of Nextech’s WebAR on their website, Mr. Steak is now upgrading the Mr. Steak experience with the ARitize™ University as part of the launch of their premium steak line.

“We are thrilled with the results to date with NexTech AR. This technology has given our customers a new way to interact with our products before and after their purchase. I’m especially excited for the launch of our AR University which will enhance the Mr. Steak brand with my holographic twin bringing the lessons I’ve learned from 30 years of grilling into peoples homes” comments Mick Scully, A.K.A Mr. Steak.

See Mr. Steak Hologram Demo Here

This project sets the stage for NexTech to have a first mover advantage in creating an AR University for the food industry providing 3D volumetric and holographic cooking instruction, food preparation, and grilling all seen from any mobile device on the Mr. Steak University. Mr. Steak’s existing and future customers will be able to view these immersive experiences in the ARitize™ App available on both iOS and Android.

“Being able to use augmented reality for visualizations, and 3D instructional cooking using precision high-quality products like the Mr. Steak grill and other precision products is super exciting for us as it opens the door to AR training in the entire food preparation and cooking industry,” said Evan Gappelberg, CEO of NexTech. “We are very excited to be bringing our AR University platform to market with a leading brand like Mr. Steak. According to Market research engine (MRE) the commercial cooking equipment market size is Projected to be Around US$ 12.5 Billion by 2024.

About ARitize™ University

The app-based solution allows companies and educational establishments to leverage all of their existing 2D assets - YouTube videos, PDF documents, PowerPoint decks, images, etc. - and then overlay immersive 3D-AR experiences on top of that content for an interactive training experience that drives productivity. It also utilizes complex algorithms to recognize and relate content to each other, allowing it to create micro-learning courses and recommend relevant training content to each individual user.

ARitize™ University is essentially a plug-and-play application that can be up and running in as little as one day. It takes just seconds to upload smaller assets, and the pre-built backend system enables administrators to set user access guidelines quickly. Monthly bulk licensing plans are available to provide a cost-efficient and scalable solution for organizations of any size.

The global workplace training market was worth $362 billion in 2017, according to Statista. Statista also reported that in 2017, 85 percent of businesses use some sort of in-house instructor to manage employee training. This represents a significant opportunity for NexTech’s ARitize™ University to penetrate the market by providing an AR foundation for organizations to build training programs upon.

ARitize™ University is live and is available for all to download in the Google Play (for Android) and App Store (for iOS).

About NexTech AR Solutions Corp.

NexTech is bringing a next generation web enabled augmented reality (AR) platform with Artificial Intelligence (AI) and analytics to the Cannabis industry, eCommerce, education, training, healthcare and video conferencing. Having integrated with Shopify, Magento and Wordpress, its technology offers eCommerce sites a universal 3D shopping solution. With just a few lines of embed code, the Company’s patent-pending platform offers the most technologically advanced 3D AR, AI technology anywhere.  Online retailers can subscribe to NexTech’s state-of-the-art, 3D AR/AI SaaS platform. The Company has created the AR industry’s first end-to-end affordable, intelligent, frictionless, scalable platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

Media contact:

Erin Hadden

FischTank Marketing and PR

ehadden@fischtankpr.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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